T. Rowe Price Goldman Sachs Private Markets Fund N-2/A

Exhibit 99.(k)(1)

EXPENSE LIMITATION AND MANAGEMENT FEE WAIVER AGREEMENT BETWEEN

T. Rowe Price Goldman Sachs Private Markets Fund

and

T. Rowe Price Associates, Inc.

This EXPENSE LIMITATION AND MANAGEMENT FEE WAIVER AGREEMENT (the “Agreement”), effective as of [DATE], is entered into between T. Rowe Price Associates, Inc. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland, and T. Rowe Price Goldman Sachs Private Markets Fund (the “Fund”), which is organized and existing under the laws of the State of Delaware.

WHEREAS, the Manager is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended;

WHEREAS, the Fund is a non-diversified, closed-end management investment company that is operated as an interval fund under the Investment Company Act of 1940, as amended (“1940 Act”);

WHEREAS, the Fund invests in, among other things, underlying pooled investment vehicles managed by the Manager or one of its affiliates, or Goldman Sachs Asset Management, L.P. or one of its affiliates (“Goldman Sachs”) (each, an “Underlying Fund”);

WHEREAS, pursuant to the Fund’s Investment Management and Services Agreement with the Manager (the “Management Agreement”), the Fund pays the Manager a fee for investment management services (“Management Fee”);

WHEREAS, the Fund’s Board of Trustees has approved the issuance of one or more of the following separate Classes of shares of the Fund: Class A, Class D, and Class I; and

WHEREAS, Fund’s Board of Trustees has determined that it is in the best interests of the Fund to enter into certain expense limitation and/or management fee waiver arrangements, as may be amended from time to time, each of which is described below.

NOW, THEREFORE, the Manager and the Fund hereby agree as follows:

1. Investment Management Fee Limitation

The Manager agrees to reduce its Management Fee in an amount equal to any management fees incurred by the Fund in connection with its investments in Underlying Funds. This reduction will continue indefinitely and is not subject to reimbursement by the Manager.

2. Operating Expense Limitation

The manager agrees to waive its Management Fee and/or reimburse the Fund’s organizational and offering costs, as well as the Fund’s operating expenses on a monthly basis to the extent that the Fund’s monthly total annualized fund operating expenses in respect of each class (excluding (i) the Management Fee; (ii) costs incurred pursuant to the Fund’s distribution and shareholder services plan (the “Distribution and Shareholder Services Plan”) and/or the Fund’s Administration and Technology Plan (“AFP Program”); (iii) any distribution fees; (iv) costs associated with the acquisition, ongoing investment and disposition of the Fund’s investments and unconsummated investments, including legal costs, professional fees, travel costs and brokerage costs; (v) expenses incurred directly or indirectly by the Fund as a result of expenses related to investing in, or incurred by, an Underlying Fund, including, without limitation, an Underlying Fund’s operating expenses, management fees, and performance fees and/or incentive allocations; (vi) dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund); (vii) taxes and costs to reclaim foreign taxes; and (viii) extraordinary expenses (as determined in the sole discretion of the Manager), to the extent that such expenses, on an annualized basis, exceed 1.00% of the average daily net assets of each Class (the “Operating Expense Limitation”).

The Fund agrees to repay the Manager in the amount of any waived Management Fees and Fund expenses reimbursed in respect of each of Class A Shares, Class D Shares, and Class I Shares, subject to the limitation that a reimbursement (a “Manager Recoupment”) will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable waiver or expense payment was made by the Manager; and (ii) the Manager Recoupment does not cause such class’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the lower of the Operating Expense Limitation (i) at the time of the waiver or (ii) at the time of recoupment.

The Operating Expense Limitation will remain in effect until April 30, 2028, unless and until the Board approves its modification or termination. Thereafter, the Operating Expense Limitation may continue for such period of time beyond April 30, 2028, and for such limit on Operating Expenses as the Manager may agree, provided that the Board of Trustees, including a majority of the trustees who are not interested persons of the Fund (as defined in the 1940 Act), approves such continuation and new limit on Operating Expenses. This Agreement may be terminated at any time beyond April 30, 2028, with approval by the Fund’s Board of Trustees, including a majority of the trustees who are not interested persons of the Trust. This Agreement will terminate automatically upon termination of the Fund’s Management Agreement.

3. Initial Fee Holiday

The Manager agrees to reduce its Management Fee to 0% of the Fund’s average daily net assets, after including the effects of the Investment Management Fee Limitation and the Operating Expense Limitation. This Initial Fee Holiday will continue through at least June 30, 2027, and will remain in place for at least one year from the date of the Fund’s initial prospectus. Thereafter, the Initial Fee Holiday will terminate, unless otherwise agreed to by the Manager and the Fund.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized signatories as of the day and year first above written.

T. ROWE PRICE GOLDMAN SACHS PRIVATE MARKETS FUND
By:_______________________________ David Oestreicher, President

T. ROWE PRICE ASSOCIATES, INC.
By:_______________________________ Fran Pollack-Matz, Vice President